FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

           For the month of November, 2003

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]

The Iinformation contained in this Report is incorporated by reference into Registration Statement No. 333-109944.

                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  November 4, 2003         By:  /s/Andrew M. Archibald
                                 Chief Financial Officer,
                                 Secretary, Vice President,
                                 Administration

November 3, 2003                                          NYSE SYMBOL: ITP
                                                           TSX SYMBOL: ITP

                 Intertape Polymer Group Inc. Reports
       Earnings Improvement and Debt Repayment for Third Quarter 2003

                    - Quarterly revenue growth of 6.6%
                    - Quarterly net income increase of $9.0 million
                    - $9.4 million of available cash used to repay debt
                    - Total debt reduction of $50.2 million in quarter

Bradenton, Florida - November 3, 2003 - Intertape Polymer Group Inc. (NYSE,
TSX: ITP) today released results for the third quarter ended September 30, 2003. "We have made great strides in a number of key areas over the past few quarters, which have not only yielded improved financial results, but also enabled us to strengthen our balance sheet," said Intertape Polymer Group Inc.
(IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. "We posted good revenue growth and solid earnings this quarter, notwithstanding disruptions to a number of our operations because of hurricanes and power failures. Additionally, we were able to do an equity issue at the end of September for gross cash proceeds of $42.5 million (Cdn$57.5 million) and net cash proceeds of $40.8 million (Cdn$55.2 million)." The common shares were issued at $7.39 per share (Cdn$10.00 per share) and the proceeds of the issue were used to repay debt.


Third Quarter 2003

Third quarter net income was $6.2 million, or $0.18 per share (basic and diluted), compared to a net loss of $2.8 million, or $0.08 per share (basic and diluted) a year ago, and up 59.0% compared to net income of $3.9 million in the preceding quarter of this year. The increase in net income was driven by revenue growth and improved gross margins.

Sales for the third quarter were $159.8 million, up 6.6% compared to the corresponding quarter last year, and 6.4% compared to the preceding quarter this year. "We were pleased to see sales were up across all product lines this quarter," said Mr. Yull. "Our revenue growth, in what was a weak economic environment for the packaging sector, reflects the success of our efforts over the past several quarters to introduce new products to meet customer needs and to strengthen relationships with our product distributors."

Gross margin for the third quarter increased to 22.7% from 18.9% (21.3% excluding one-time charges) in the corresponding quarter last year, resulting from selling price increases, waste reduction programs implemented earlier this year, and the use of lower cost inputs for certain products.

Selling, general and administrative expenses were $22.3 million in the third quarter of 2003, compared to $22.3 million ($21.0 million excluding one-time charges) for the third quarter of 2002. IPG's Chief Financial Officer, Andrew M. Archibald, C.A. noted that SG&A expenses were up as a result of higher selling costs related to increased sales in certain distribution channels and the effect of consolidating the additional 50% interest in Fibope recently acquired.

Financial expenses in the third quarter were $7.4 million compared to $8.3 million in the third quarter last year, reflecting lower debt levels compared to the same period last year. The common share issue completed at the end of September had no impact on the reduction of financial expenses.

Income tax expense reported for the first half of the year was based on the Company's historical current income tax expense rate. In recent years, current taxes have been offset by deferred income tax benefits. The Company has taken a conservative approach to recognizing these deferred income tax benefits, wanting to make sure that the benefits are not recognized prematurely. With nine months of the year's operating results now available, the Company believes it has sufficient information to recognize deferred income tax benefits in the amount of $1.9 million for the third quarter.

Spending on property, plant and equipment was $4.6 million in the third quarter of 2003, compared to $3.1 million for the same quarter in 2002, reflecting the Company's continuing policy of tight controls on capital investment.

Cash flows from operating activities less cash used for investing activities was $9.2 million for the third quarter 2003, compared to a net utilization of cash of $8.3 million for the third quarter 2002. The excess cash generated in the quarter was used to repay debt.

First Nine Months of 2003

First nine months net income was $13.0 million, or $0.38 per share (basic and diluted), compared to net income of $4.3 million, or $0.13 per share (basic and diluted) a year ago.

Sales for the first nine months of 2003 were $463.6 million compared to $450.3 million for the first nine months last year, an increase of 3.0%, which should be sustainable for the balance of the year.

Gross margin for the first nine months of 2003 was 22.5% compared to 21.3% (22.0% excluding one-time charges) for the first nine months of 2002.

Selling, general and administrative expenses for the nine months were $65.1 million, compared to $63.1 million ($61.8 million excluding one-time charges) a year ago, due to higher selling costs related to increased sales, particularly in certain distribution channels, and the effect of consolidating the recently acquired additional 50% interest in Fibope.

Financial expenses in the first nine months were $22.9 million compared to $25.2 million in the first nine months of last year. The lower financial expenses reflect primarily the impact of debt reduction since the end of the third quarter of 2002.

Spending on property, plant and equipment was $9.7 million in the first nine months of 2003, compared to $9.6 million for the corresponding period last year.

Cash flows from operating activities less cash used for investing activities was $14.6 million for the first nine months of 2003, compared to a net utilization of cash of $6.8 million for the same period last year. The excess cash generated during the period was used to repay debt. "The Company would have generated $21.9 million in excess cash so far this year if it were not for payments of $7.3 million made to settle an outstanding lawsuit of $6.0 million and reduce the actuarial deficit of one of the Company's pension plans by $1.3 million," remarked Mr. Archibald. "As a result of these payments, the outlook for excess cash in 2003 is reduced from $29.0 million to approximately $22.0 million."

Balance Sheet Improvements

"We have made a significant reduction in our debt and interest expense this year," noted Mr. Archibald. Total debt decreased by $50.2 million in the third quarter, bringing total debt outstanding to $269.6 million as at September
30, 2003, compared to $321.3 million as at December 31, 2002 and $347.6 million a year ago. The debt was repaid with the $40.8 million of net proceeds from the common share issue and $9.4 million of available cash flow. As part of the reductions, the remaining amount outstanding on the Facility C bank loan was totally repaid, two years prior to maturity, enabling the Company to secure a Facility A interest rate reduction of 100 basis points. Of the $16.9 million current portion of long-term debt, $16.0 million is due only in September 2004, as the first of the scheduled Note repayments. As of September 30, 2003, borrowings under Facility A, less cash, were $18.4 million. Facility A is the Company's $50.0 million committed two-year revolving bank credit facility.

Conclusion

"The third quarter numbers reflect the results of our increased focus in four key areas: new products, relationships with our product distributors, cost reductions, and debt reductions," said Mr. Yull. "With each passing quarter, we are seeing good progress on all fronts, and we intend to continue on this path. All-in-all, I believe we should be able to continue increasing our overall profitability in the years ahead and are well-positioned to benefit from economic recovery as it occurs."

(All figures in U.S. dollars, unless otherwise stated; September 30, 2003, exchange rate: Cdn $1.3546=U.S.$1.00)

Conference Call

A conference call to discuss IPG's third quarter results will be held Tuesday, November 4, 2003 at 10:00 A.M. Eastern Standard Time. Participants may dial 1-888-428-4472 (U.S. and Canada) and 1-651-291-0900 (International). The
conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com. (Go to Financial Information, Conference Call Access for live Webcast).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada); 1-320-365-3844 (International) and entering the passcode 703112. The recording will be available from Tuesday, November 4, 2003 at 5:00 P.M. until Tuesday, November 11, 2003 at 11:59 P.M, Eastern Standard Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the
Company employs approximately 2,600 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



FOR INFORMATION CONTACT:                 Melbourne F. Yull
                                         Chairman and Chief Executive Officer
                                         Intertape Polymer Group Inc.
                                         Tel.: 866-202-4713
                                         E-mail:itp$info@intertapeipg.com
                                         Web: www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
_______________________________________________________________________________
                                     Three months              Nine months
                               ________________________________________________
                                  2003         2002          2003          2002
                                     $            $             $             $

Sales                          159,798      149,920       463,639       450,314
Cost of sales                  123,489      121,532       359,448       354,566
                               _______      _______       _______       _______
Gross profit                    36,309       28,388       104,191        95,748
                               _______      _______       _______       _______
Selling, general and
  administrative expenses       22,264       22,309        65,076        63,062
Research and development         1,080          926         3,060         2,689
Financial expenses               7,409        8,297        22,934        25,152
                               _______      _______       _______       _______
                                30,753       31,532        91,070        90,903
                               _______      _______       _______       _______
Earnings before income taxes     5,556       (3,144)       13,121         4,845
Future income taxes (recovery)    (643)        (357)          118           525
                               _______      _______       _______       _______
Net earnings                     6,199       (2,787)       13,003         4,320
                               _______      _______       _______       _______
Earnings per share
     Basic                        0.18        (0.08)         0.38          0.13

     Diluted                      0.18        (0.08)         0.38          0.13

Consolidated Retained Earnings
Periods ended
(In thousands of US dollars)

_______________________________________________________________________________
                                     Three months              Nine months
                               ________________________________________________
                                  2003         2002          2003          2002
                                     $            $             $             $
Balance, beginning of period    56,918      111,674        50,114       104,567
Net earnings                     6,199       (2,787)       13,003         4,320
                               _______      _______       _______       _______
Balance, end of period          63,117      108,887        63,117       108,887
                               _______      _______       _______       _______

Common shares
Average number of shares outstanding

CDN GAAP - Basic        35,302,174    33,701,307    34,318,592    32,469,521
CDN GAAP - Diluted      35,397,800    33,701,307    34,409,403    32,900,516
U.S. GAAP - Basic       35,302,174    33,701,307    34,318,592    32,469,521
U.S. GAAP - Diluted     35,397,800    33,701,307    34,409,403    32,900,516


Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)

                               September 30, 2003   September 30, 2002   December 31, 2002
                                                $                    $                   $
ASSETS
Current assets
  Trade receivables (net of
    allowance for doubtful
    accounts of $3,274 ($3,552
    in September 2002, $3,844
    in December 2002)                      97,034               94,996              86,169
  Other receivables                        10,155               11,137              10,201
  Inventories                              67,128               71,637              60,969
  Parts and supplies                       13,046               12,566              12,377
  Prepaid expenses                          5,917                4,711               7,884
  Future income tax assets                  2,397                4,025               2,397
                                          _______              _______             _______
                                          195,677              199,072             179,997
Property, plant and equipment             355,297              357,041             351,530
Other assets                               12,137               12,508              13,178
Goodwill                                  172,007              228,525             158,639
                                          _______              _______             _______

                                          735,118              797,146             703,344
                                          _______              _______             _______

LIABILITIES

Current liabilities
  Bank indebtedness                        18,376               25,992               8,573
  Accounts payable and accrued
    liabilities                            92,739               73,433              80,916
  Instalments on long-term debt            16,886                9,929              29,268
                                          _______              _______             _______
                                          128,001              109,354             118,757
Long-term debt                            234,353              311,722             283,498
Other liabilities                           3,530                3,785               3,550
Future income taxes                         2,623               22,112               4,446
                                          _______              _______             _______

                                          368,507              446,973             410,251
                                          _______              _______             _______

SHAREHOLDERS' EQUITY

Capital stock and share purchase
  warrants                                289,367              238,538             239,185
Retained earnings                          63,117              108,887              50,113
Accumulated currency translation
  adjustments                              14,127                2,748               3,795
                                          _______              _______             _______
                                          366,611              350,173             293,093
                                          _______              _______             _______
                                          735,118              797,146             703,344
                                          _______              _______             _______

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)

                                                       Three months                       Nine months
                                            _______________________________      _____________________________
                                                      2003             2002                2003           2002
                                            ______________     ____________      ______________   ____________
                                                         $                $                   $              $
OPERATING ACTIVITIES
Net earnings                                         6,199          (2,787)              13,003          4,320
Non-cash items
  Depreciation and amortization                      8,226           7,342               21,589         21,006
  Loss on disposal of property,
    plant and equipment                              1,250           1,250
  Future income taxes                               (1,926)           (357)               (1,166)          525
                                             _____________      ___________       ______________   ____________
Cash from operations before changes in
  non-cash working capital items                    12,499           5,448                33,426        27,101
                                             _____________      ___________       ______________   ____________

Changes in non-cash working capital items

  Trade receivables                                 (6,635)         (5,237)               (9,357)       (8,350)
  Other receivables                                    (70)          1,877                    46         2,655
  Inventories                                        5,029           4,713                (3,118)         (815)
  Parts and supplies                                  (545)           (122)                 (669)         (655)
  Prepaid expenses                                     212           1,423                 2,057         4,744
  Accounts payable and accrued liabilities           9,667         (11,981)                8,859       (18,283)
                                             _____________      ___________       ______________   ____________
                                                     7,658          (9,327)               (2,182)      (20,704)
                                             _____________      ___________       ______________   ____________
Cash flows from operating activities                20,157          (3,879)               31,244         6,397
                                             _____________      ___________       ______________   ____________
INVESTING ACTIVITIES
Property, plant and equipment                       (4,620)         (3,119)               (9,700)       (9,586)
Goodwill                                            (6,217)                               (6,217)
Other assets                                           (75)         (1,323)                 (683)       (3,594)
                                             _____________      ___________       ______________   ____________
Cash flows from investing activities               (10,912)         (4,442)              (16,600)      (13,180)
                                             _____________      ___________       ______________   ____________
FINANCING ACTIVITIES
Net change in bank indebtedness                     (5,762)          6,269                 9,413        (2,106)
Repayment of long-term debt                        (43,212)         (3,635)              (64,329)      (41,324)
Issue of common shares                              42,457           1,716                42,457        49,042
                                             _____________      ___________       ______________   ____________
Cash flows from financing activities                (6,517)          4,350               (12,459)        5,612
                                             _____________      ___________       ______________   ____________
Net increase (decrease) in cash position             2,728          (3,971)                2,185        (1,171)
Effect of foreign currency translation
  adjustments                                       (2,728)          3,971                (2,185)        1,171
                                             _____________      ___________       ______________   ____________
Cash position, beginning and end of year		-                 -                    -              -
                                             _____________      ___________       ______________   ____________